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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ICY SPLASH FOOD & BEVERAGE, INC.
(Name of Issuer)

(Title of Class of Securities)

451048 102
(CUSIP Number)

Joseph Anteri
C/O Peter’s Wholesale Meats
125-15 Liberty Avenue
Richmond Hill, New York 11419
(718) 659-6328
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:

Neil M. Kaufman, Esq.
Davidoff Malito & Hutcher LLP
200 Garden City, New York 11530
Telephone: (516) 248-6400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451048 102	13D	Page 2 of 5 Pages

1.	Name of Reporting Person Joseph Anteri I.R.S. Identification No. of Above Person (Entities Only).

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (See Item 5 herein)

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 0.00% as of April 30, 2005

14.	Type of Reporting Person (See Instructions) IN

This amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on May 5, 2005, relating to a September 6, 2002 transaction (the “Schedule 13D”), on behalf of Joseph Anteri (the “Reporting Person”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of Icy Splash Food & Beverage, Inc. (the “Company”) and is being filed for the purpose of disclosing the sale of securities by the Reporting Person.

Item 1. Security and Issuer.

      No change.

Item 2. Identity and background.

   No change.

Item 3. Source and Amount of Funds or Other Consideration.

      No change.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended and restated in its entirety to read as follows:

        On April 30, 2005, pursuant to a stock purchase agreement between Joseph Anteri and the Company, Joseph Anteri sold 2,000,000 Common Stock to the Company, in exchange for $72,620 in the aggregate, or approximately $.036 per share. Following this transaction, the Reporting Person does not beneficially own 10.00% of the Company’s Common Stock, and accordingly, this Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

Item 5. Interest in Securities of the Issuer

        Item 5 is hereby amended and restated in its entirety to read as follows:

(a)	Aggregate number of shares of Common Stock beneficially owned: 0 Percentage: 0.00%

(b)

1. Sole power to vote or to direct vote: 1000
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 1000
4. Shared power to dispose or to direct the disposition: 0

(c)	Other than as reported in Item 4 above, there were no transactions by Joseph Anteri during the past sixty (60) days.

(d)

Following this transaction, the Reporting Person does not beneficially own 10.00% of the Company’s Common Stock, and accordingly, this Amendment No. 1 is the final amendment to the Schedule 13D and is an exit filing.

(e)	Not applicable.

Item 7. Material to be filed as Exhibits

The following exhibits are filed herewith:

Exhibit 1 Stock Purchase Agreement dated April 30, 2005 between Joseph Anteri and the Company.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2005

                                                     By:      /s/ Joseph Anteri
                                                     Name:  Joseph Anteri